Exhibit 99.1

NORTHCORE ANNOUNCES CONTRACT TO PRODUCE DUTCH AUCTION GROUP PURCHASE PLATFORM

TORONTO, Dec. 30 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, announced today that it has entered into an agreement to deliver a group purchase platform based on its patented Dutch Auction methodology. The product will differ from other group purchase or coupon amalgamation tools, in that it employs the proven Dutch Auction technique to more efficiently clear perishable commodities.

"We believe that this is the perfect time to launch a platform that combines the appeal of group purchase with the efficacy of the Dutch Auction. The consumer will benefit from one of the most effective value seeking methodologies invented and the vendors will gain a robust new market channel. This initiative will showcase the powerful capabilities resident in our applications architecture, introduce a wider audience to the power and excitement of the Dutch Auction experience, and position Northcore for a transaction based revenue stream. Our plan is to deliver the platform in Q2'11," said Duncan Copeland, CEO of Northcore Technologies.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations.  These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

%CIK: 0001079171

For further information:

Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
E-mail: InvestorRelations@northcore.com

CO: Northcore Technologies Inc.

CNW 08:45e 30-DEC-10